Exhibit 10.2

EMPLOYMENT AGREEMENT

AGREEMENT dated as of July 1, 2013, between News America Incorporated, a Delaware corporation, with offices at 1211 Avenue of the Americas, New York, NY 10036 (the “Company”) and John P. Nallen, residing at the address that is on file with the Company (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Company desires to employ the Executive on the terms and conditions hereinafter set forth; and

WHEREAS, the Executive desires to be so employed;

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1. Duties. The Company agrees to employ the Executive and the Executive agrees to accept employment with the Company for the Term of Employment hereinafter defined. During the Term of Employment, the Executive, subject to the provisions of this Agreement, shall: (a) have the title and the duties of Senior Executive Vice President and Chief Financial Officer of Twenty-First Century Fox, Inc., a Delaware corporation (“21st Century Fox”); (b) be a member of the Office of the Chairman of 21st Century Fox; (c) in such capacities, report directly to the Chief Executive Officer of 21st Century Fox and the Chief Operating Officer of 21st Century Fox; and (d) in such capacities, have charge and supervision of all financial matters and affairs of 21st Century Fox and its subsidiaries and divisions.

In addition, the Executive shall serve as a director and/or officer of such of the subsidiaries of 21st Century Fox and on such committees of the Boards of Directors of any subsidiaries of 21st Century Fox as the Chief Executive Officer of 21st Century Fox or the Chief Operating Officer of 21st Century Fox and the Executive shall deem appropriate. Subject to the provisions of Section 7 (c) hereof, during the Term of Employment the Executive shall devote substantially all of his business time and attention and give his best efforts and skill to furthering the business and interests of 21st Century Fox and to the performance of such executive duties as the Chief Executive Officer of 21st Century Fox and the Chief Operating Officer of 21st Century Fox may determine, from time to time, consistent with the terms of this Agreement.

2. Term. “Term of Employment” as used herein shall mean the period from July 1, 2013 through June 30, 2016; provided, however, if the Term of Employment is terminated earlier, as hereinafter set forth, the Term of Employment shall mean the period from July 1, 2013 through the effective date of such earlier termination.

Not later than March 1, 2016, the parties hereto shall enter into discussion to determine whether they are interested in continuing the employment of the Executive after the Term of Employment, and if so, they shall enter into good faith negotiations with respect to such continuing employment.

3. Location. The Executive shall be based and essentially render services in the New York City metropolitan area at the principal office maintained by the Company in such area. The Executive will travel as reasonably required to perform his functions hereunder.

4. Compensation.

(a) As compensation for his services, the Executive shall receive a base salary at an annual rate of not less than $2,000,000 (the “Base Salary”) to be paid in the same manner as other senior executives of the Company are paid.

(b) The Executive will be entitled to receive an annual bonus (the “Annual Bonus”) with a target of not less than $3,000,000 (the “Target Bonus”) with a maximum payout of not less than $6,000,000. The Compensation Committee of 21st Century Fox’s Board of Directors shall establish the criteria for the achievement of the Annual Bonus amount payable hereunder. Any Annual Bonus granted shall be paid in cash at the same time as other senior executives of the Company are paid. In the event the Term of Employment expires prior to the payment date of an Annual Bonus and you were employed by the Company on the last day of the applicable fiscal year, you shall be paid the Annual Bonus for such fiscal year at the same time that other senior executives of the Company are paid.

(c) The Executive shall participate in the long-term incentive performance stock unit program on terms and conditions and with performance targets set forth in an applicable award agreement which shall be consistent with other comparable senior executives of the Company (the “PSU Bonus”). For each fiscal year during the Term of Employment, the target amount for such PSU Bonus for the applicable fiscal year shall be not less than $3,000,000 (the “PSU Target Value”) and the maximum opportunity for such PSU Bonus (the “PSU Maximum Opportunity”) shall be no greater than 150% of the PSU Target Number where the “PSU Target Number” is determined by dividing the PSU Target Value by (i) for fiscal 2014, the average closing price of the Company’s Class A common stock, par value $0.01 per share, for the 20 trading days commencing July 1, 2013 and (ii) for all other fiscal years of the Term of Employment, the 20 trading day average closing price of the Company’s Class A common stock, par value $0.01 per share, ending on June 30 of the prior fiscal year, provided that such PSU Maximum Opportunity shall also be subject to the limitations set forth in the Company’s Long-Term Incentive Plan. Upon any type of termination on or prior to the last day of the first fiscal year of the applicable performance period of the PSU Bonus (the “Performance Period”), the entire PSU Bonus will be forfeited.

5. Other Benefits. The Executive shall be entitled to the following benefits (collectively, the “Benefits”):

(a) The Executive shall be entitled to participate in all of the following incentive or benefit plans or arrangements presently in effect or hereafter adopted by the Company applicable to senior executives of 21st Century Fox or the Company:

(i) any stock option or purchase plan, stock appreciation rights plan;

(ii) any bonus or other incentive compensation plan provided that any long-term incentive plan that Executive may be eligible to receive shall refer to the PSU Bonus described in Section 4(c) unless the PSU Bonus is replaced with another long-term incentive plan; and

(iii) any profit-sharing, pension, group medical, dental, disability and life insurance or other similar benefit plans.

(b) In order to facilitate the Executive’s performance of his duties, the Executive shall receive a car allowance in the amount of $1,200 per month.

(c) In the event the Company shall hereafter enter into agreements with their senior executives for the purpose of providing such executives with severance benefits in the event of a change of control of 21st Century Fox or the Company, then 21st Century Fox or the Company, as the case may be, shall enter into an agreement with Executive which affords comparable benefits to him.

6. Business Expenses. During the Term of Employment, the Company shall pay, or reimburse the Executive for, all expenses reasonably incurred by him in connection with his performance of his duties hereunder.

7. Confidentiality; Restriction on Competition.

(a) Any and all confidential knowledge or information concerning 21st Century Fox and the Company and their affairs obtained by the Executive in the course of his employment will be held inviolate by him and he will conceal the same from any and all other persons, including, but not limited to, competitors of 21st Century Fox and the Company and will not impart any such knowledge acquired by him as an officer or employee of 21st Century Fox and the Company to anyone.

(b) Upon termination of his employment, the Executive will immediately surrender and turn over to 21st Century Fox and the Company all books, forms, records, customer lists and all other papers and writings relating to 21st Century Fox and the Company and all other property belonging to 21st Century Fox and the Company.

(c) During the Term of Employment, the Executive will not, in any manner directly or indirectly, engage in any business which competes with the business in which 21st Century Fox or the Company is then engaged and will not directly or indirectly own, manage, operate, join, control or participate in the ownership, management, operation or control of, or be employed by, or connected in any manner with any corporation, firm or business that is so engaged; provided, however, that nothing herein contained shall prohibit the Executive from owning not more than five (5%) percent of the outstanding stock of any publicly held corporation.

(d) The Executive shall at all times be subject to, observe and carry out such rules, regulations, policies, directions and restrictions applicable to employees of 21st Century Fox and as 21st Century Fox may from time to time implement or establish as well as those imposed by law, including, without limitation, the 21st Century Fox Standards of Business Conduct. The Executive acknowledges that he has received copies of such 21st Century Fox policies, has reviewed them and understands them.

8. Termination by the Company. The Executive’s employment hereunder may be terminated by the Company without any breach of this Agreement only under the following circumstances:

(a) The Executive’s employment hereunder shall terminate upon his death.

(b) If, as a result of the Executive’s incapacity and disability due to physical or mental illness, the Executive shall have been absent from his duties hereunder for a period of 365 consecutive days during the Term of Employment, the Company may terminate the Executive’s employment hereunder.

(c) The Company may terminate the Executive’s employment hereunder for cause. For purposes of this Agreement, the Company shall have “cause” to terminate the Executive’s employment hereunder only in the event of a material breach of this Agreement by the Executive, which breach is not cured within twenty days after written notice to the Executive specifying such breach, or in the event of the Executive’s excessive absenteeism, insobriety, drug addiction, fraud, embezzlement or conviction of a felony (other than a vehicular felony).

(d) Any termination of the Executive’s employment by the Company (other than termination pursuant to subsection (a) above) shall be communicated by a written Notice of Termination to the Executive. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in full detail the facts and circumstances claimed to provide the basis for termination of the Executive’s employment under the provision so indicated.

(e) “Date of Termination” shall mean (i) if the Executive’s employment is terminated by his death, the date of this death, or (ii) if the Executive’s employment is terminated pursuant to subsections (b) or (c) above, the date specified in the Notice of Termination.

9. Termination by Executive.

(a) The Executive, at his option, may terminate his employment without any breach of this Agreement under the following circumstances:

(i) In the event of a material breach of the Agreement by the Company which breach if curable, is not cured within twenty days after written notice specifying such breach; or

(ii) If the Executive is required to be based and essentially render services in other than the New York City metropolitan area at the principal office of the Company in such area.

(b) Any termination of his employment by the Executive shall be communicated by a written Notice of Termination to the Company.

10. Compensation Upon Termination.

(a) If the employment of the Executive is terminated pursuant to Section 8(a) hereof, by reason of his death, the Company agrees to pay directly to his surviving spouse, or if his spouse shall not survive him, then to the legal representative of his estate, (i) for a period of one year (commencing with the Date of Termination) an amount equal to and payable at the same rate as his then current Base Salary, a minimum annual bonus (calculated in accordance with Section 10 (d) below) (the “Minimum Bonus”) and the Benefits or payments on account of Benefits, (ii) any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the Date of Termination, (iii) a pro rata portion of the Annual Bonus Executive would have earned for the fiscal year of termination had no termination occurred, calculated based on the Target Bonus and based on the number of days the Executive was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year, and payable at the same time that other senior executives of the Company are paid, (iv) any payment the Executive’s spouse, beneficiaries, or estate may be entitled to receive pursuant to any pension or employee benefit plan or life insurance policy then provided to the Executive or maintained by the Company, (v) with respect to PSU Bonus awards, subject to Section 4(c) of this Agreement, the full value of any PSU Bonus calculated at the end of the Performance Period as if no termination had occurred and such award shall be payable when such award would have been paid had no termination occurred and (vi) with respect to other equity awards, any vesting, payment and other terms as provided for under the terms of the applicable plan documents. Such payments shall fully discharge the obligations of the Company hereunder and the Company shall be under no obligation to provide any further compensation to the Executive, his surviving spouse or the legal representative of his estate, except as otherwise required in this Agreement.

(b) During any period that the Executive fails to perform his duties hereunder as a result of incapacity and disability due to physical or mental illness, the Company shall continue to pay to the

Executive his full Base Salary, Annual Bonus and the Benefits or payments on account of the Benefits until the Executive returns to his duties or until the Executive’s employment is terminated pursuant to Section 8(b) hereof, and if Executive’s employment is terminated pursuant to Section 8(b) hereof, the Company shall pay the Executive (i) any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the Date of Termination, (ii) a pro rata portion of the Annual Bonus Executive would have earned for the fiscal year of termination had no termination occurred, calculated based on the Target Bonus and based on the number of days the Executive was employed by the Company in the fiscal year during which Executive’s employment terminated compared to the total number of days in such fiscal year, and payable at the same time that other senior executives of the Company are paid, (iii) with respect to PSU Bonus awards, subject to Section 4(c) of this Agreement, the full value of any PSU Bonus calculated at the end of the Performance Period as if no termination had occurred and such award shall be payable when such award would have been paid had no termination occurred and (iv) with respect to other equity awards, any vesting, payment and other terms as provided for under the terms of the applicable plan documents. Such payments, together with any payments to which the Executive is entitled by reason of his participation in any disability benefit plan, shall fully discharge the obligations of the Company hereunder and the Company shall be under no obligation to provide any further compensation to the Executive, except as otherwise required in this Agreement.

In addition, the Executive, his surviving spouse and eligible dependents shall be provided with the Company health and welfare benefits (including without limitations, medical, dental and vision benefits) on the same terms and conditions as then apply to the highest paid group of executives of 21st Century Fox or the Company.

(c) If the Executive’s employment shall be terminated for cause pursuant to Section 8(c) hereof or by Executive other than pursuant to Section 9 hereof, the Company shall pay the Executive (i) his full Base Salary and Benefits or payments on account of the Benefits through the Date of Termination, (ii) any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the Date of Termination, (iii) a pro rata portion of the Annual Bonus Executive would have earned for the fiscal year of such termination had no termination occurred, calculated based solely on the Compensation Committee’s assessment of Company financial and operational performance as compared to the target performance of the Company established in connection with the Annual Bonus, provided that any threshold criteria established by the Compensation Committee as a condition of the payment of the Annual Bonus is satisfied, (iv) with respect to PSU Bonus awards, subject to Section 4(c) of this Agreement, the pro rata value of any award calculated at the end of the Performance Period based on the final number of PSUs Executive would have earned had no termination occurred and calculated based on the number of days Executive was employed by the Company during the Performance Period compared to the total number of days in such Performance Period and (v) with respect to other equity awards, any vesting, payment and other terms as provided for under the terms of the applicable plan documents. Such payments shall fully discharge the obligations of the Company hereunder and the Company shall be under no obligation to provide any further compensation to the Executive.

(d) If the Company shall terminate the Executive’s employment other than pursuant to Sections 8(a), 8(b) or 8(c) hereof, or if the Executive shall terminate his employment hereunder pursuant to Section 9 hereof, the Executive shall receive his Base Salary and Benefits in the same manner as though the Executive continued to be employed hereunder. In addition, the Company shall pay the Executive (i) any Annual Bonus payable but not yet paid in respect of any fiscal year prior to the date such termination occurs, (ii) a Minimum Bonus to be paid for each remaining year of the Agreement, including for the year of termination, in the same manner as though the Executive continued to be employed hereunder, where the Minimum Bonus shall be equal to the average of the two immediately preceding Annual Bonuses paid to the Executive, prior to the Date of Termination or, if Executive has not received two Annual Bonus payments pursuant to this Agreement, a Minimum Bonus equal to the Target Bonus for the fiscal year of termination (iii) with respect to PSU Bonus awards, subject to Section 4(c) of this Agreement, the full value of any PSU Bonus calculated at the end of the Performance Period as if no termination had occurred and such award shall be payable when such award would have been paid had no termination occurred and (iv) with respect to other equity awards, any vesting, payment and other terms as provided for under the terms of the applicable plan documents. The Executive shall not be required to seek or accept other employment during the Term of Employment and any amounts earned by the Executive from any other employment during the Term of Employment shall not reduce or otherwise affect the payments due to the Executive pursuant to this Section 10(d).

(e) The Executive shall be entitled to the benefits provided in the SERP and ISERA Letter (as defined in Section 17 below) in the event of any termination pursuant to Section 10 hereof.

11. Survival of Agreement. In the event that 21st Century Fox or the Company shall at any time be merged or consolidated with any other corporation or corporations or shall sell or otherwise transfer a substantial portion of its assets to another corporation or entity, the provisions of this Agreement shall be binding upon and inure to the benefit of the corporation or entity surviving or resulting from such merger or consolidation or to which such assets shall be sold or transferred.

12. Indemnity and Insurance. The Company shall indemnify the Executive and hold him harmless from any cost, expense or liability arising out of or relating to any acts or directions made by him in the course of performing under this Agreement. The Executive shall be added as an additional named insured under all appropriate insurance policies now in force or hereafter obtained covering 21st Century Fox and the Company, including, without limitation, insurance policies providing customary directors and officers insurance coverage. The Company will pay all expenses, including reasonable attorneys’ fees, actually incurred by the Executive in connection with or relating to any registration or other governmental filings made by 21st Century Fox or the Company or to defending any claim, action, suit or proceeding (including any appeals therefrom) alleged or brought by a third party (including but not limited to derivative actions to the extent such indemnification is legally permissible), arising out of or relating to the performance of this Agreement. If any such claim, action, suit or proceeding is brought or claim relating thereto is made against the Executive in respect of which indemnity may be sought pursuant to the foregoing, the Executive shall promptly notify the Company in writing thereof, and 21st Century Fox or the Company shall have the right to assume and control the defense thereof. In the event 21st Century Fox or the Company assumes such defense, the Executive shall have the right to employ his own counsel as well at his own expense. Without limiting any other provision of this Agreement, this Section 12 shall survive the termination or expiration of this Agreement for any reason whatsoever.

13. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered mail or certified mail, return receipt requested, postage prepaid, to the last home address given by the Executive to the Company and to the Company at its New York City metropolitan area office or such other address as shall be furnished in writing by either party to the other; such notice or communication shall be deemed to have been given as of the date so mailed.

14. Construction. This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

15. Severability. The conditions and provisions herein set forth shall be severable, and if any condition or provision or portion thereof shall be held invalid or unenforceable, then said condition or provision shall not in any manner affect any other condition or provision and the remainder of this Agreement and every section thereof construed without regard to said invalid condition or provision, shall continue in full force and effect.

16. Assignment. Neither party shall have the right, subject to Section 11 hereof, to assign the Executive’s rights and obligations with respect to his actual employment duties without the prior consent of the other party.

17. Entire Agreement. This Agreement and the letter to the Executive from News Corporation dated January 1, 2005 and as amended through June 3, 2013, providing for enhanced benefits in certain events (the “SERP and ISERA Letter”), contain the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes and renders null and void any and all prior oral or written agreements, understandings or commitments pertaining to the subject matter hereof including the agreement dated January 1, 2005, as amended. No waiver or modification of the terms or provisions hereof shall be valid unless in writing signed by the party so to be charged thereby and then only to the extent therein set forth.

18. Section 409A.

(a) This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and will be interpreted accordingly. References under this Agreement to the Executive’s termination of employment shall be deemed to refer to the date upon which the Executive has experienced a “separation from service” within the meaning of Section 409A of the Code.

(b) Notwithstanding anything herein to the contrary, (i) if at the time of the Executive’s separation from service with the Company, the Executive is a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder or payable under any other compensatory arrangement between the Executive and the Company or any of its affiliates as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the date that is six months following the Executive’s separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Section shall be paid to the Executive in a lump sum and (ii) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner that does not cause such an accelerated or additional tax. Any payments deferred pursuant to the preceding sentence shall be paid together with interest thereon at a rate equal to the applicable Federal rate for short-term instruments.

(c) To the extent any reimbursements or in-kind benefits due to the Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to the Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Additionally, to the extent that the Executive’s receipt of any in-kind benefits from the Company or its affiliates must be delayed pursuant to this Section due to his status as a “specified employee”, the Executive may elect to instead purchase and receive such benefits during the period in which the provision of benefits would otherwise be delayed by paying the Company (or its affiliates) for the fair market value of such benefits (as determined by the Company in good faith) during such period. Any amounts paid by the Executive pursuant to the preceding sentence shall be reimbursed to the Executive (with interest thereon) as described above on the date that is six months following his separation from service.

(d) Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code.

(e) The Company shall consult with the Executive in good faith regarding the implementation of the provisions of this Section. Without limiting the generality of the foregoing, Executive shall notify the Company if Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation, or benefits) would cause the Executive to incur any additional tax under Code Section 409A and, if the Company concurs with such belief after good faith review or the Company independently makes such determination, then the Company shall, after consulting with the Executive, use reasonable best efforts to reform such provision to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.

(f) Any amount that Executive is entitled to be reimbursed under this Agreement will be reimbursed to Executive as promptly as practical and in any event not later than the last day of the calendar year after the calendar year in which the expenses are incurred, and the amount of the expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year.

(g) Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(h) Unless this Agreement provides a specified and objectively determinable payment schedule to the contrary, to the extent that any payment of base salary or other compensation is to be paid for a specified continuing period of time beyond the Executive’s termination of employment in accordance with the Company’s payroll practices (or other similar term), the payments of such base salary or other compensation shall be made on a monthly basis.

IN WITNESS WHEREOF, the parties hereto have affixed their signatures as of the day and year first above written.

NEWS AMERICA INCORPORATED

By:	/s/ JANET NOVA
JANET NOVA

/s/ JOHN P. NALLEN
JOHN P. NALLEN

As an inducement to the Executive to enter into the foregoing Employment Agreement, the undersigned hereby guarantees full performance of all of the obligations of Twenty-First Century Fox, Inc. and News America Incorporated and any of their subsidiaries and divisions thereunder, waiving exhaustion of remedies, including, without limitation, obligations with respect to the election and/or designation of Executive as a director and officer to serve in the capacities and to have the duties set forth in Section 1 of the Agreement. This guarantee shall continue hereafter with respect to any amendments, modification, supplements or other changes made to or with respect to the foregoing Agreement.

TWENTY-FIRST CENTURY FOX, INC.

By:	/s/ JANET NOVA
JANET NOVA